Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

RECEIVED

#82-34714

[redacted]

07020221

December 28, 2006

U.S. Securities and Exchange Commission
Room 3094 (3-6)
450 – 5th Street NW
Washington, DC 20549

SUPPL

Dear Sirs,

Re: 12g3-2(b) Reg. No. 82-34714

For your information, we enclose a copy of the Company's news release dated December 22, 2006 and the accompanying Material Change Form.

Yours truly,

PROCESSED

JAN 1 6 2007

THOMSON
FINANCIAL

Sabine Goetz
Investor Relations
Imperial Metals Corporation
d: 604.488.2657
e: sabinegoetz@imperialmetals.com

Encl.

#82-34714

RECEIVED

2007 JAN 10 A 0. -

Imperial Metals

NEWS RELEASE

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

Imperial Reaches Agreement with bcMetals to Make Bid

Vancouver (December 22, 2006) – **Imperial Metals Corporation (III-TSX)** announced today that it has reached an agreement with bcMetals Corporation ("bcMetals") under which Imperial, through its wholly owned subsidiary Cat-Gold Corporation, will make an all-cash offer to purchase all of the outstanding common shares, and out-of-the-money securities of bcMetals for $1.10 per common share and $0.02 per out-of-the-money security.

The offer by Imperial represents a 69.4% premium over the closing price of bcMetal's common shares for the 20 active trading days prior to Imperial's previous unsolicited take-over bid for bcMetals announced on September 8, 2006 and which was terminated on November 8, 2006. The Imperial offer also represents a 4.8% premium over the highly-conditional take-over bid for bcMetals made on November 23, 2006 by a subsidiary of Taseko Mines Limited, which expires at 4:30pm (Pacific) on Friday, December 29, 2006.

The board of directors of bcMetals has determined that the Imperial offer is fair to bcMetals' shareholders, and is in the best interest of bcMetals and its shareholders and accordingly, has recommended that shareholders of bcMetals accept Imperial's offer. The board of directors of bcMetals evaluated Imperial's offer with the assistance of Genuity Capital Markets, its financial advisor, and Capital West Partners. Capital West Partners has provided its oral opinion to the board of directors of bcMetals that the consideration to be received under the Imperial offer is fair, from a financial point of view, to shareholders of bcMetals, other than Imperial and its affiliates. bcMetals' board of directors has also determined to recommend that shareholders reject the offer by Taseko and a notice of change to its directors' circular to that effect will be mailed shortly.

Each of bcMetals' directors and officers has indicated their intention to tender their common shares and out-of-the-money securities to the Imperial offer.

Imperial has agreed to mail the offer and a board circular to bcMetals' shareholders as soon as reasonably practicable, and in no event later than Monday, January 15, 2006. The offer will remain open for acceptance for no less than 35 days from the date of mailing. Completion of the offer is subject to certain conditions, including there having been deposited to the offer a number of common shares equal to the greater of (i) 66⅔% of the common shares outstanding at the expiration of the Imperial offer (on a fully diluted basis); and (ii) a simple majority of the common shares outstanding at the expiration of the Imperial offer (on a fully diluted basis), *excluding* the common shares held by the Imperial and its affiliates immediately prior to the expiry of the offer. The Imperial offer will also be subject to the master agreement dated October 9, 2006 with Global International Jiangxi Copper Mining Company Limited being terminated without material cost or obligation to bcMetals, other than the termination fee of US$1 million payable to Global under that agreement.

Under the terms of a support agreement between Imperial and bcMetals, bcMetals has the right to consider superior proposals from other parties in certain circumstances, but Imperial has the right to match any such offers. The support agreement also provides for the payment of a cash break fee to Imperial by bcMetals of $1.8 million under certain circumstances if the offer is not completed.

Following a successful completion of the offer, Imperial intends and expects, but is not required, to take steps to acquire all remaining outstanding bcMetals common shares. Imperial currently owns 7,389,694 common shares, approximately 19.25% of bcMetals.

This news release does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any of the securities of bcMetals. Such an offer may only be made pursuant to an offer and takeover bid circular filed with securities regulatory authorities in Canada.

Investors and security holders are urged to read the offer and takeover bid circular regarding the proposed transaction when it becomes available, because it will contain important information. Investors may obtain a copy of the offer and takeover bid circular when it is filed by Imperial with the Canadian provincial securities regulators on SEDAR.

The offer and takeover bid circular may also be obtained once it has been mailed, on Imperial's website or by directing a request to Imperial.

--

Contact Information: Brian Kynoch, President 604.669.8959; Andre Deepwell, Chief Financial Officer 604.488.2666; website: www.imperialmetals.com // email: info@imperialmetals.com

Imperial Metals

Form 51-102F3
Material Change Report

Item 1. Name and Address of Company

Imperial Metals Corporation
Suite 200, 580 Hornby Street
Vancouver, BC
V6C 3B6

Telephone: (604) 669-8959

(the "Issuer" or "Imperial")

Item 2. Date of Material Change

December 22, 2006

Item 3. News Release

The Issuer issued a news release at Vancouver, British Columbia on December 22, 2006 through CCN Matthews and was electronically filed through SEDAR.

Item 4. Summary of Material Change

The Issuer announced today that it has reached an agreement with bcMetals Corporation ("bcMetals") under which Imperial, through its wholly owned subsidiary Cat-Gold Corporation, will make an all-cash offer to purchase all of the outstanding common shares, and out-of-the-money securities of bcMetals for $1.10 per common share and $0.02 per out-of-the-money security.

Item 5. Full Description of Material Change

The Issuer announced today that it has reached an agreement with bcMetals Corporation ("bcMetals") under which Imperial, through its wholly owned subsidiary Cat-Gold Corporation, will make an all-cash offer to purchase all of the outstanding common shares, and out-of-the-money securities of bcMetals for $1.10 per common share and $0.02 per out-of-the-money security.

The offer by Imperial represents a 69.4% premium over the closing price of bcMetal's common shares for the 20 active trading days prior to Imperial's previous unsolicited take-over bid for bcMetals announced on September 8, 2006 and which was terminated on November 8, 2006. The Imperial offer also represents a 4.8% premium over the highly-conditional take-over bid for bcMetals made on November 23, 2006 by a subsidiary of Taseko Mines Limited, which expires at 4:30pm (Pacific) on Friday, December 29, 2006.

The board of directors of bcMetals has determined that the Imperial offer is fair to bcMetals' shareholders, and is in the best interest of bcMetals and its shareholders and accordingly, has recommended that shareholders of bcMetals accept Imperial's offer. The board of directors of bcMetals evaluated Imperial's offer with the assistance of Genuity Capital Markets, its financial advisor, and Capital West Partners. Capital West Partners has provided its oral opinion to the board of directors of bcMetals that the consideration to be received under the Imperial offer is fair, from a financial point of view, to shareholders of bcMetals, other than Imperial and its affiliates. bcMetals' board of directors has also determined to recommend that shareholders reject the offer by Taseko and a notice of change to its directors' circular to that effect will be mailed shortly.

Each of bcMetals' directors and officers has indicated their intention to tender their common shares and out-of-the-money securities to the Imperial offer.

Imperial has agreed to mail the offer and a board circular to bcMetals' shareholders as soon as reasonably practicable, and in no event later than Monday, January 15, 2006. The offer will remain open for acceptance for no less than 35 days from the date of mailing. Completion of the offer is subject to certain conditions, including there having been deposited to the offer a number of common shares equal to the greater of (i) 66⅔% of the common shares outstanding at the expiration of the Imperial offer (on a fully diluted basis); and (ii) a simple majority of the common shares outstanding at the expiration of the Imperial offer (on a fully diluted basis), *excluding* the common shares held by the Imperial and its affiliates immediately prior to the expiry of the offer. The Imperial offer will also be subject to the master agreement dated October 9, 2006 with Global International Jiangxi Copper Mining Company Limited being terminated without material cost or obligation to bcMetals, other than the termination fee of US$1 million payable to Global under that agreement.

Under the terms of a support agreement between Imperial and bcMetals, bcMetals has the right to consider superior proposals from other parties in certain circumstances, but Imperial has the right to match any such offers. The support agreement also provides for the payment of a cash break fee to Imperial by bcMetals of $1.8 million under certain circumstances if the offer is not completed.

Following a successful completion of the offer, Imperial intends and expects, but is not required, to take steps to acquire all remaining outstanding bcMetals common shares. Imperial currently owns 7,389,694 common shares, approximately 19.25% of bcMetals.

This news release does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any of the securities of bcMetals. Such an offer may only be made pursuant to an offer and takeover bid circular filed with securities regulatory authorities in Canada.

Investors and security holders are urged to read the offer and takeover bid circular regarding the proposed transaction when it becomes available, because it will contain important information. Investors may obtain a copy of the offer and takeover bid circular when it is filed by Imperial with the Canadian provincial securities regulators on SEDAR.

The offer and takeover bid circular may also be obtained once it has been mailed, on Imperial's website or by directing a request to Imperial.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7. Omitted Information

Not applicable

Item 8. Executive Officer

For further information, contact Andre Deepwell, Chief Financial Officer of the Issuer, at (604) 669.8959.

Item 9. Date of Report

Dated December 22, 2006.

IMPERIAL METALS CORPORATION

Per:

"Andre Deepwell"
Andre Deepwell
Chief Financial Officer

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

NEWS RELEASE

Imperial Reaches Agreement with bcMetals to Make Bid

Vancouver (December 22, 2006) – **Imperial Metals Corporation (III-TSX)** announced today that it has reached an agreement with bcMetals Corporation ("bcMetals") under which Imperial, through its wholly owned subsidiary Cat-Gold Corporation, will make an all-cash offer to purchase all of the outstanding common shares, and out-of-the-money securities of bcMetals for $1.10 per common share and $0.02 per out-of-the-money security.

The offer by Imperial represents a 69.4% premium over the closing price of bcMetal's common shares for the 20 active trading days prior to Imperial's previous unsolicited take-over bid for bcMetals announced on September 8, 2006 and which was terminated on November 8, 2006. The Imperial offer also represents a 4.8% premium over the highly-conditional take-over bid for bcMetals made on November 23, 2006 by a subsidiary of Taseko Mines Limited, which expires at 4:30pm (Pacific) on Friday, December 29, 2006.

The board of directors of bcMetals has determined that the Imperial offer is fair to bcMetals' shareholders, and is in the best interest of bcMetals and its shareholders and accordingly, has recommended that shareholders of bcMetals accept Imperial's offer. The board of directors of bcMetals evaluated Imperial's offer with the assistance of Genuity Capital Markets, its financial advisor, and Capital West Partners. Capital West Partners has provided its oral opinion to the board of directors of bcMetals that the consideration to be received under the Imperial offer is fair, from a financial point of view, to shareholders of bcMetals, other than Imperial and its affiliates. bcMetals' board of directors has also determined to recommend that shareholders reject the offer by Taseko and a notice of change to its directors' circular to that effect will be mailed shortly.

Each of bcMetals' directors and officers has indicated their intention to tender their common shares and out-of-the-money securities to the Imperial offer.

Imperial has agreed to mail the offer and a board circular to bcMetals' shareholders as soon as reasonably practicable, and in no event later than Monday, January 15, 2006. The offer will remain open for acceptance for no less than 35 days from the date of mailing. Completion of the offer is subject to certain conditions, including there having been deposited to the offer a number of common shares equal to the greater of (i) 66⅔% of the common shares outstanding at the expiration of the Imperial offer (on a fully diluted basis); and (ii) a simple majority of the common shares outstanding at the expiration of the Imperial offer (on a fully diluted basis), *excluding* the common shares held by the Imperial and its affiliates immediately prior to the expiry of the offer. The Imperial offer will also be subject to the master agreement dated October 9, 2006 with Global International Jiangxi Copper Mining Company Limited being terminated without material cost or obligation to bcMetals, other than the termination fee of US$1 million payable to Global under that agreement.

Under the terms of a support agreement between Imperial and bcMetals, bcMetals has the right to consider superior proposals from other parties in certain circumstances, but Imperial has the right to match any such offers. The support agreement also provides for the payment of a cash break fee to Imperial by bcMetals of $1.8 million under certain circumstances if the offer is not completed.

Following a successful completion of the offer, Imperial intends and expects, but is not required, to take steps to acquire all remaining outstanding bcMetals common shares. Imperial currently owns 7,389,694 common shares, approximately 19.25% of bcMetals.

This news release does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any of the securities of bcMetals. Such an offer may only be made pursuant to an offer and takeover bid circular filed with securities regulatory authorities in Canada.

Investors and security holders are urged to read the offer and takeover bid circular regarding the proposed transaction when it becomes available, because it will contain important information. Investors may obtain a copy of the offer and takeover bid circular when it is filed by Imperial with the Canadian provincial securities regulators on SEDAR.

The offer and takeover bid circular may also be obtained once it has been mailed, on Imperial's website or by directing a request to Imperial.

--

Contact Information: Brian Kynoch, President 604.669.8959; Andre Deepwell, Chief Financial Officer 604.488.2666; website: www.imperialmetals.com // email: info@imperialmetals.com